UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

CANYON COPPER CORP.
(Name of Issuer)

COMMON STOCK, $0.00001 PER SHARE PAR VALUE
(Title of Class of Securities)

138763 10 7
(CUSIP Number)

ANTHONY R. HARVEY
Ste. 408, 1199 West Pender Street
Vancouver V6E 2R1
(604) 331-9326
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -
1(f) or 240.13d -1(g), check the following box [   ].

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1.	Names of Reporting Person: ANTHONY R. HARVEY
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: CANADIAN CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	5,643,134 SHARES

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	5,643,134 SHARES

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,643,134 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 8.1% based on 68,380,596 shares outstanding as at May 17, 2007

14.	Type of Reporting Person (See Instructions): IN

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ITEM 1.           SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.00001 per share (the “Shares”), of Canyon Copper Corp., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 1199 West Pender Street, Suite 408, Vancouver, BC, Canada V6E 2R1.

ITEM 2.           IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

ANTHONY HARVEY (the “Reporting Person”)

B.	Residence or Business Address:

The business address of the Reporting Person is 1199 West Pender Street, Suite 408, Vancouver, BC, Canada V6E 2R1.

C.	Present Principal Occupation and Employment:

On May 30, 2006, the Reporting Person was appointed as Chairman, Chief Executive Officer and member of the Board of Directors of the Company. The principal executive offices of the Company are located at 1199 West Pender Street, Suite 408, Vancouver, BC, Canada V6E 2R1. The Reporting Person’s principal occupation is acting as chairman and a director of ESO Uranium Corp. (ESO-TSX.V), a uranium exploration company with properties located in Saskatchewan and Northeastern Ontario with a principal office located at Suite 408 - 1199 West Pender Street Vancouver, BC Canada V6E 2R1. The Reporting Person is also the founder and board member of ARH Management Limited and a director of Terra Energy Inc. (TTR-TSX.V), a petroleum and natural gas company based in Calgary, Alberta

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: Canadian.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person entered into the following transactions with the Company to acquire Shares:

(i)

On April 1, 2005 the Reporting Person acquired 4,000,000 shares of common stock of the Company from the former president of the Company, for a nominal purchase price of $1.00, pursuant to the terms of a Buy-Sell Agreement between the parties dated April 1, 2005. The purchase of the shares of common stock by the Reporting Person from the former president of the Company was consummated in a private transaction and the consideration for the acquisition has been paid from the personal funds of the Reporting Person.

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(ii)

On April 8, 2005 the Reporting Person was granted stock options entitling the Reporting Person to purchase up to 500,000 Shares, exercisable at a price of $0.30 per share until April 8, 2010. The options were granted pursuant to the Company’s 2004 Non-Qualified Stock Option Plan. The grant was made pursuant to the terms of the Reporting Person’s consulting agreement with the Company dated April 1, 2005.

(iii)

On August 16, 2005 the Reporting Person acquired 160,000 shares of the Company’s common stock at a price of $0.25 per share, pursuant to a private placement of the Company’s common stock made in accordance with Regulation S of the Securities Act of 1933 and the consideration for the acquisition has been paid from the personal funds of the Reporting Person.

(iv)

On April 25, 2007 the Reporting Person entered into two loan agreements with the Company, pursuant to which the Reporting Person loaned US$100,000 and CDN$50,000 to the Company. The loans are evidenced by an unsecured convertible promissory note. Each of the above noted loans is convertible at the option of the Reporting Person at any time prior to maturity into units of the Company at a price of $0.30 per unit, with each unit consisting of one share of the Company’s common stock and one share purchase warrant. Each warrant will entitle the Reporting Person to purchase an additional share of the Company’s common stock at a price of $0.35 per share for a period of two years from the date of issuance of the units. The consideration for the loans was from the personal funds of the Reporting Person.

ITEM 4.           PURPOSE OF TRANSACTION

The purpose of the acquisition of the Shares described in Item 3(i) and (iii) above by the Reporting Person was for investment purposes. The purpose of the acquisition of the options to acquire Shares described in Item 3(ii) above by the Reporting Person was in consideration of the consulting services provided by the Reporting Person in accordance with the terms of the consulting agreement between the Reporting Person and the Company dated April 1, 2005. The purpose of the transaction described in Item 3(iv) above by the Reporting Person was for the purpose of funding the Company’s continued operations.

Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Company’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

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(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of May 17, 2007, Mr. Harvey beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
---------------------------------	----------------	--------------------------------------------------
Common Stock	5,643,134(1)	8.07%(2)
---------------------------------	----------------	--------------------------------------------------

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement.

(1)

Consists of 4,160,000 shares held directly by the Reporting Person, 983,134 shares acquirable on conversion of loans to the Company made pursuant to loan agreement between the Reporting Person and the Company dated April 25, 2007, and options to acquire an additional 500,000 Shares exercisable within 60 days of the date hereof.

(2)

Applicable percentage of ownership is based on 68,830,596 common shares outstanding as of May 17, 2007, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in

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accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(b)	Power to Vote and Dispose of the Company Shares:

Mr. Harvey has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Not Applicable.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2007
Date
/s/ Anthony R. Harvey
Signature

ANTHONY R. HARVEY
Name/Title